UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 333-275240

Ten-League International Holdings Limited

(Exact name of registrant as specified in its charter)

c/o 7 Tuas Avenue 2, Singapore 639447

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Auditor

On December 12, 2025, Ten-League International Holdings Limited (the “Company”) appointed CT International LLP (“CT International”) as its independent registered public accounting firm, effective on the same day. CT International replaced OneStop Assurance P.A.C (“OneStop”), the former independent registered public accounting firm of the Company, which the Company dismissed on December 11, 2025. The appointment of CT International and the dismissal of OneStop were made after a careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company (the “Board”) and confirmed by the Board. The Company’s decision to make this change was not the result of any disagreement between of the Company and OneStop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The audit report of OneStop on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2024, 2023, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years, and through December 12, 2025, there have been no disagreements with OneStop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to OneStop’s satisfaction would have caused OneStop to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2024 and 2023, and through December 12, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided OneStop with a copy of the above disclosure and requested that OneStop to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the above statement and, if not, stating the respects in which it does not agree. A copy of OneStop’s letter to the SEC, dated 11 December, 2025, is filed as Exhibit 16.1 to this Form 6K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of CT International, neither the Company, nor someone on behalf of the Company, has consulted CT International regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that CT International concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of OneStop to the Securities and Exchange Commission dated [##]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ten-League International Holdings Limited

Date: December 12, 2025	By:	/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director and Chairman

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